EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2005
Excluding Interest on Deposits
Income before income taxes	$12,215

Fixed charges:
Interest expense	15,074
One-third of rents, net of income from subleases (a)	359

Total fixed charges	15,433

Add: Equity in undistributed loss of affiliates	107

Earnings before taxes and fixed charges, excluding capitalized interest	$27,755

Fixed charges, as above	$15,433
Preferred stock dividends (pre-tax)	19

Fixed charges including preferred stock dividends	$15,452

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.80

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$15,452
Add: Interest on deposits	10,295

Total fixed charges including preferred stock dividends and interest on deposits	$25,747

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$27,755
Add: Interest on deposits	10,295

Total earnings before taxes, fixed charges and interest on deposits	$38,050

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.48

(a)	The proportion deemed representative of the interest factor.